

March 29, 2012

Via E-mail
Martin C. Glass, Esq.
Goodwin Proctor LLP
620 Eighth Avenue
New York, NY 10018

> **Re:** **Greektown Superholdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed March 20, 2012**
> **Filed by Brigade Leveraged Capital Structures Fund Ltd., et al.**
> **File No. 0-53921**

Dear Mr. Glass:

We have reviewed the above filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable requirements, and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

**Schedule 14A**

General

1.  We understand that the filing persons intend to revise the proxy statement to reflect that one of its nominees, James A. Barrett, Jr., will be included on the Company's proposed slate of nine directors for election at the annual meeting. We will review such changes when filed.

Incorporation by Reference, page 12

2.  The filing persons refer shareholders to information that will be contained in the Company's proxy statement. We presume that the filing persons are relying upon Rule

14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate.  Alternatively, if the filing persons determine to disseminate the proxy statement prior to the distribution of the Company's proxy statement, it must undertake to provide the omitted information to security holders.  Please advise as to the filing persons' intent in this regard.

Election of Directors, page 7

3.      We note disclosure in the second to last paragraph on page 8 that the filing persons reserve the right to vote for unidentified substitute nominees.  Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw.  In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Quorum and Votes required to Elect Directors and Adopt Proposals, page 9

4.      The third and last sentences of this paragraph appear to contradict each other.  Please revise or advise.

Solicitation of Proxies, page 10

5.      Disclosure indicates that the filing persons may solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

*          *          *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions